UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )(1)

NEPHROGENEX, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

640667101

(CUSIP Number)

David R. Ramsay

Care Capital III LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640667101		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital III LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,241,097

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,241,097

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,241,097

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 47.9%

14	Type of Reporting Person* OO

CUSIP No. 640667101		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Investments III LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,171,439

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,171,439

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,171,439

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 47.1%

14	Type of Reporting Person* PN

CUSIP No. 640667101		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Offshore Investments III LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,658

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,658

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,658

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person* PN

EXPLANATORY NOTE

This Schedule 13D (the “Schedule 13D”), by the Filing Persons (as defined below) relating to the common stock, par value $0.001 per share, of NephroGenex, Inc., a Delaware corporation (the “Issuer”).

Item 1.                     Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share of the Issuer (the “Common Stock”).  The principal executive offices of the Issuer are located at 79 T.W. Alexander Drive, 4401 Research Common Building Suite 290, P.O. Box 14188, Research Triangle Park, NC, 27709.

Item 2.                     Identity and Background

(a) This statement is being filed jointly on behalf of the following persons (the “Filing Persons”):  Care Capital III LLC, a Delaware limited liability company (“Care Capital III LLC”), Care Capital Investments III LP, a Delaware limited partnership (“Care Capital Investments III LP”), and Care Capital Offshore Investments III LP, a Cayman Islands exempted limited partnership (“Care Capital Offshore Investments III LP”).  Care Capital III LLC is the general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP and as a result, Care Capital III LLC has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares. Richard Markham, Jan Leschly, Jerry N. Karabelas and David R. Ramsay are the four managing members at Care Capital III LLC, and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by the reporting persons, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.  The Filing Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.

(b) The address of the principal business and office of each of the Filing Persons and is 47 Hulfish Street, Suite 310, Princeton, NJ 08542.

(c) The principal business of each of Care Capital Investments III LP and Care Capital Offshore Investments III LP is to invest in securities.  The principal business of Care Capital III LLC is to serve as the general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP.

(d) During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of any of the Filing Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of the Filing Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration

Initial Public Offering

On February 10, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-193023) in connection with its initial public offering of 3,100,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on February 14, 2014, and at such closing Care Capital Investments III LP purchased 777,024 shares of Common Stock and Care Capital Offshore Investments III LP purchased 12,976 shares of Common Stock at the IPO price of $12.00 per share.  In addition, immediately prior to the closing of the IPO, (i) 13,735,016 shares of Series A Preferred Stock of the Issuer (“Series A Stock”) held by Care Capital Investments III LP purchased automatically converted into 2,113,077 shares of Common Stock, (ii) 229,382 shares of Series Stock held by Care Capital Offshore Investments III LP purchased automatically converted into 35,288 shares of Common Stock, (iii) $6,321,656 of 8% Convertible Promissory Notes (the “Notes”) held by Care Capital Investments III LP automatically converted into 5,690,925 shares of Series A Stock, which then automatically converted into 875,523 shares of Common Stock, and (iv) $105,575 of Notes held by Care Capital Offshore Investments III LP automatically converted into 95,037 shares of Series A Stock, which then automatically converted into 14,617 shares of Common Stock.  Prior to the IPO, the Series A Stock and the Notes were purchased from the Issuer in a series of private transactions for an aggregate purchase price of $30,939,017.

Omnibus Agreement

Care Capital Investments III LP and Care Capital Offshore Investments III LP, together with certain other investors (collectively, the “Investors”), entered into an Omnibus Agreement and Consent with the Issuer pursuant to which the Investors agreed to cancel certain contingent rights held by the Investors to purchase additional shares of the Series A Stock in the future at the original Series A Stock price. Pursuant to this agreement, an aggregate of 593,590 shares of Common Stock were issued to the Investors concurrently with the completion of the IPO, in return for cancelling such contingent rights, of which Care Capital Investments III LP received 405,815 shares of Common Stock and Care Capital Offshore Investments III LP received 6,777 shares of Common Stock.

The working capital of the Filing Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.                     Purpose of Transaction

The Filing Persons acquired the securities described above for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Filing Persons may dispose of or acquire additional shares of the Issuer.

The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer.  The Filing Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Filing Persons’ investment in the Issuer and the Issuer’s business, strategy and dealer network.  The Filing Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Filing Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Filing Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Persons’ general investment policies and other factors, the Filing Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

None of the Filing Persons, has any plans that would result in:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.                     Interest in Securities of the Issuer

(a)                                 As more fully described in Item 3 above, (i) Care Capital Investments III LP is the beneficial owner of 4,171,439 shares of the Issuer’s Common Stock, representing 47.1% of the Issuer’s shares of Common Stock outstanding and (ii) Care Capital Investments Offshore III LP is the beneficial owner of 69,658 shares of the Issuer’s Common Stock, representing 0.8% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital III LLC’s status as general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP, Care Capital III LLC may be deemed the beneficial owner of 4,241,097 shares of the Issuer’s Common Stock held by Care Capital Investments III LP and Care Capital Offshore Investments III LP, representing 47.9% of the Issuer’s shares of Common Stock outstanding.  The percentage calculations are based upon 8,847,951 shares of Common Stock outstanding, as reported in the Issuer’s 424B4 prospectus filed on February 12, 2014.  Care Capital III LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital III LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(b)                                 By virtue of its status as general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP, Care Capital III LLC, may be deemed to share voting and dispositive power with respect to the 4,171,439 shares of Issuer’s Common Stock held by Care Capital Investments III LP and 69,658 shares of Issuer’s Common Stock held by Care Capital Offshore Investments III LP.  Care Capital III LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital III LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(c)                                  During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)                                 No person, other than Care Capital III LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments III LP and Care Capital Offshore Investments III LP.

(e)                                  Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board of Directors

Richard Markham and Robert Seltzer (the “Care Capital Directors”) were elected as directors of the Issuer pursuant to a voting agreement that the Issuer had entered into with certain holders of its securities, including the Filing Persons. The voting agreement terminated upon the closing of the IPO, and there is no further contractual obligation regarding the election of directors.  Each Care Capital Director will hold office until his successor has been elected and qualified or until the earlier of his resignation or removal.

Lock-Up Agreement

Care Capital Investments III LP, Care Capital Offshore Investments III LP, certain other stockholders and each director and officer of the Issuer agreed with Aegis Capital Corp. (the “Underwriter”), pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), not to, for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after February 10, 2014, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Underwriter, for a period of 180 days from the date of effectiveness of the offering.

Investors’ Rights Agreement

Care Capital Investments III LP, Care Capital Offshore Investments III LP and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Investors’ Rights Agreement, dated May 4, 2007, as amended and restated on February 28, 2008 (the “Investors’ Rights Agreement”), with the Issuer.  Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Shares”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Commencing 180 days from the completion of the IPO, the Holders of the Registrable Shares are entitled to certain demand registration rights. If Holders of the Registrable Shares then outstanding at any time 180 days after the completion of the IPO request a registration of the Issuer will be required to provide notice to all Holders of Registrable Shares within twenty days of such request to register their shares. The Issuer will then be required to use all commercially reasonable efforts to effect, as soon as practicable the registration of all Registrable Shares that the Holders of such Registrable Shares request to be registered in a written request received by the Issuer within twenty days of the mailing of the notice. The Issuer may be required to effect up to two registrations in accordance with such demand registration rights. Holders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their Registrable Shares in the registration. Under certain circumstances, the Issuer’s board of directors may suspend our obligations to register Registrable Shares.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of the Issuer’s securities under the Securities Act of 1933, as amended (the “Securities Act”) either for the Issuer’s own account or for the account of other stockholders (other than in connection with the IPO, a registration statement on Form S-8 or Form S-4 or to cover securities proposed to be issued in exchange for securities or assets of another corporation), the Holders of the Registrable Shares will be entitled to certain “piggyback” registration rights allowing the Holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, the Holders of these shares of the Issuer’s Common Stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. The Issuer has the right to terminate any registration that provides for piggyback registration rights prior to the effectiveness of such registration whether or not Holders of Registrable Shares have elected to include such Registrable Shares in such registration.

Shelf Registration Rights

If the Issuer becomes eligible to file registration statements on Form S-3 that will become automatically effective upon filing, the Holders of the Registrable Shares will be entitled to require the Issuer to register all or a portion of their Registrable Shares on Form S-3 if the Registrable Shares held by such Holders have an aggregate value of at least $5 million (based on the public market price on the date of such request, net of any underwriters’ discounts or commissions). Upon such request from the Holders of Registrable Shares, the Issuer shall promptly give notice of the proposed registration, and any related qualification or compliance, to all other Holders of Registrable Shares. The Issuer shall then use all commercially reasonable efforts to effect, as soon as practicable, such registration of such requesting Holder’s Registrable Shares, in addition to the shares of any other Holders joining in the request as are specified in a written request given within fifteen days after receipt of out notice, except under limited circumstances. The Issuer may be required to effect up to two registrations within the twelve month period of such shelf registration request. Under certain circumstances, the Issuer’s board of directors may suspend the Issuer’s obligations to register Registrable Shares.

Expenses of Registration

Under the Investors’ Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any demand, piggyback or Form S-3 registration, including reasonable attorneys’ fees and disbursements of one counsel for the Holders of Registrable Securities.  All underwriting discounts and commissions in connection with any demand, piggyback or Form S-3 registration shall be borne by the participating sellers in proportion to the number of shares registered by each Holder.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investors’ Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

•                  The fifth anniversary of the closing of the IPO; or

•                  with respect to any Holder, the earlier of such time that the Holder

•                  is able to sell all of its Registrable Securities pursuant to Rule 144(k) under the Securities Act; or

•                  holds one percent or less of the Issuer’s outstanding Common Stock, and is able to dispose of all its Registrable Securities in any 3-month period pursuant to Rule 144 under the Securities Act;

•                  The consummation of a liquidation event of Issuer.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                     Material to be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 1

Form of Lock-up Agreement, incorporated by reference to Exhibit B to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-193023), filed with the SEC on January 29, 2014.

Exhibit 2	Form of Amended and Restated Investors’ Rights Agreement, dated as of February 28, 2008 by and among the Issuer and the parties signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014	Care Capital III LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 24, 2014	Care Capital Investments III LP

By: Care Capital III LLC, Its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 24, 2014	Care Capital Offshore Investments III LP

By: Care Capital III LLC, Its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)